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Women-led
Granite Slates

Portsmouth, NH 03801
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Granite Slates is seeking investment to open a location that will enable our business to expand to the fullest capacity.
First LocationAdding A Location
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INVESTOR PERKS

Granite Slates is offering perks to investors. You earn perks based on your total investment amount in this business.

Charcuterie for a Year Invest $1,500 or more to qualify. 15 of 15 remaining

One Medium Charcuterie Box a month for an entire year!

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OUR STORY

After the beginning of 2020, we were finally able to get together and see each other. Going out was not necessarily an option, so we decided to just hang out and make charcuterie boards. We have always been Cheese Lovers and thought, if we like this so much, why not bring happiness to others in the name of Cheese!

Fall 2020 we began making cheese boards for the Presidential Debates
October 2020, started making boards for friends & family
Summer 2021 we decided to make a giant leap and start looking for Retail Spaces
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OUR OFFERINGS

We offer Custom Charcuterie Boards for any number of people. These Boards include all the Charcuterie favorites for you to chose from. We will be doing same day take out along with Catering options.

Chèvre Cheese (Blueberry Vanilla, Dill & Garlic, Herbed, Plain)
Small Brie Cheese Wheel topped with Fig Jam
Alpine Cheddar Cheese
Yancey's Fancy Cheeses
Prosciutto, Rillettes, Saucisson, Sopressata, Genoa Salami, Mortadella, and more!
2oz Jar of Honey
Something Sweet!
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INTENDED USE OF FUNDS

We plan on using funds raised to prepay rent as well as purchase equipment that we need in order to open our storefront. We are also expecting to hire 2-3 staff members.

This is a preview. It will become public when you start accepting investment.
Q&A
How does this work?

Do you have an event or a night when you just NEED a cheese + meat board? Head to our shop, choose your board size and delivery or pick up date. We will create your board fresh and get it to you right on time! Boards are best served within 24 hours!

Can I choose what comes on my board?

While we're happy to do our best to accommodate any dietary needs, we ask that you trust we have sourced, tasted and tested the best of the best for you! Every board is seasonal and custom-made to order. We promise, you won't regret it. If you have cheeses that you know you do not like, please let us know! Crackers will always come on the side to prevent sogginess!

Can I hire Granite Slates to cater my Wedding/Corporate Event/Cocktail Hour?

Absolutely, and baby showers, bridal showers, wedding day bridal suites…you get the idea. Anytime you might want charcuterie, we can be there. Please email us for more information at graniteslates@gmail.com.

None of your regular options are quite right…

Then let's chat. We'd love to make you the perfect board, for whatever occasion. You can reach us at graniteslates@gmail.com anytime. We'll talk through your dreams for this board and put together a plan.

Where do you deliver to?

We proudly deliver boards all over the Seacoast NH Region, Southern Maine, & Northeastern Mass!

Do I get to keep my Slate?

Yes! However, if you return your slate, you will receive a 5% discount towards your next slate!

How does this work?

Do you have an event or a night when you just NEED a cheese + meat board? Head to our shop, choose your board size and delivery or pick up date. We will create your board fresh and get it to you right on time! Boards are best served within 24 hours!

Can I choose what comes on my board?

While we're happy to do our best to accommodate any dietary needs, we ask that you trust we have sourced, tasted and tested the best of the best for you! Every board is seasonal and custom-made to order. We promise, you won't regret it. If you have cheeses that you know you do not like, please let us know! Crackers will always come on the side to prevent sogginess!

Can I hire Granite Slates to cater my Wedding/Corporate Event/Cocktail Hour?

Absolutely, and baby showers, bridal showers, wedding day bridal suites…you get the idea. Anytime you might want charcuterie, we can be there. Please email us for more information at graniteslates@gmail.com.

None of your regular options are quite right…

Then let's chat. We'd love to make you the perfect board, for whatever occasion. You can reach us at graniteslates@gmail.com anytime. We'll talk through your dreams for this board and put together a plan.

Where do you deliver to?

We proudly deliver boards all over the Seacoast NH Region, Southern Maine, & Northeastern Mass!

Do I get to keep my Slate?

Yes! However, if you return your slate, you will receive a 5% discount towards your next slate!

How does this work?

Do you have an event or a night when you just NEED a cheese + meat board? Head to our shop, choose your board size and delivery or pick up date. We will create your board fresh and get it to you right on time! Boards are best served within 24 hours!

Can I choose what comes on my board?

While we're happy to do our best to accommodate any dietary needs, we ask that you trust we have sourced, tasted and tested the best of the best for you! Every board is seasonal and custom-made to order. We promise, you won't regret it. If you have cheeses that you know you do not like, please let us know! Crackers will always come on the side to prevent sogginess!

Can I hire Granite Slates to cater my Wedding/Corporate Event/Cocktail Hour?

Absolutely, and baby showers, bridal showers, wedding day bridal suites...you get the idea. Anytime you might want charcuterie, we can be there. Please email us for more information at graniteslates@gmail.com.

None of your regular options are quite right...

Then let's chat. We'd love to make you the perfect board, for whatever occasion. You can reach us at graniteslates@gmail.com anytime. We'll talk through your dreams for this board and put together a plan.

Where do you deliver to?

We proudly deliver boards all over the Seacoast NH Region, Southern Maine, & Northeastern Mass!

Do I get to keep my Slate?

Yes! However, if you return your slate, you will receive a 5% discount towards your next slate!

This is a preview. It will become public when you start accepting investment.
Customer Reviews

"My fiancé got me the signature board and it was amazing! Especially could not stop eating the Maple Bacon Cheddar and Brie with fig jam... SO GOOD." - Felicia Johns

"Wonderful charcuterie board- fresh, tasty and beautiful. I will definitely be ordering again!"- Lori Sarsfield

"I ordered a board for my good friend's birthday! It was delivered with excellence and they were so impressed! Wonderful customer service! Amazing product!!!"- Diana Lawley

This is a preview. It will become public when you start accepting investment.
THE TEAM
Sarah Thibodeau
Owner

Sarah grew up in Stratham, NH and currently lives in Stratham with her two boys, ages 4 & 7. She graduated from Exeter High School in 2012. She also works as an Accountant in Portsmouth and as a Field Hockey Coach at Exeter High School. Her background includes many years in Management at a few restaurants on the Seacoast. She also brings business experience & financial experience within small businesses.

Melissa Hayden
Owner

Melissa grew up in East Kingston, NH on Powwow Pond. She also graduated from Exeter High School in 2012. She currently resides in Newmarket, NH with her two kids, 4 & 2. She was in the service industry in the Seacoast for many years before she became a Full Time Mom. Her creativity has guided the Charcuterie Boards & their designs to reach their true potential.

This is a preview. It will become public when you start accepting investment.
Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Lease New Location $27,720
Mainvest Compensation $3,000
Furniture/Equipment $15,000
Construction/Plumbing $4,280
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $547,500 $574,875 $615,116 $645,871 $665,247
Cost of Goods Sold $293,304 $322,634 $345,218 $362,478 $373,352
Gross Profit $254,196 $252,241 $269,898 $283,393 $291,895

EXPENSES

Rent $27,720 $28,413 $29,123 $29,851 $30,597
Utilities $18,000 $18,450 $18,911 $19,383 $19,867
Salaries $48,000 $52,000 $60,000 $65,000 $75,000
Insurance $1,800 $1,845 $1,891 $1,938 $1,986
Operating Profit $158,676 $151,533 $159,973 $167,221 $164,445
This information is provided by Granite Slates. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends March 4th, 2022
Summary of Terms
Legal Business Name Granite Slates LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 3%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2027
Financial Condition
Limited operating history

Granite Slates LLC was established in October, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Granite Slates LLC forecasts the following milestones:

Secure lease in Portsmouth, NH by January, 2022.

Hire for the following positions by February, 2022: 2 Charcuterie Specialists, Manager

Achieve $150,000 revenue per year by 2023.

Achieve $75,000 profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Granite Slates LLC's fundraising. However, Granite Slates LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Granite Slates LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Granite Slates LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Granite Slates LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Granite Slates LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Granite Slates LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Granite Slates LLC's management or vote on and/or influence any managerial decisions regarding Granite Slates LLC. Furthermore, if the founders or other key personnel of Granite Slates LLC were to leave Granite Slates LLC or become unable to work, Granite Slates LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Granite Slates LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Granite Slates LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Granite Slates LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Granite Slates LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Granite Slates LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Granite Slates LLC's financial performance or ability to continue to operate. In the event Granite Slates LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Granite Slates LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Granite Slates LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Granite Slates LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Granite Slates LLC will carry some insurance, Granite Slates LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Granite Slates LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Granite Slates LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Granite Slates LLC's management will coincide: you both want Granite Slates LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Granite Slates LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Granite Slates LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Granite Slates LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Granite Slates LLC or management), which is responsible for monitoring Granite Slates LLC's compliance with the law. Granite Slates LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Granite Slates LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Granite Slates LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Granite Slates LLC, and the revenue of Granite Slates LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Granite Slates LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Granite Slates LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Granite Slates. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Granite Slates isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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